Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva, 4951033 Israel

August 13, 2020

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re	Teva Pharmaceutical Industries Limited

Registration Statement on Form S-4 (File No. 333-241010)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Teva Pharmaceutical Industries Limited (the “Company”), Teva Pharmaceutical Finance Netherlands II B.V. and Teva Pharmaceutical Finance Netherlands III B.V. (collectively, the “Registrants”) hereby request acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-241010) (the “Registration Statement”), to 9:00 a.m., Eastern Time, on August 17, 2020, or as soon thereafter as possible. The Registrants hereby acknowledge their responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offer of the securities specified in the Registration Statement.

U.S. Securities and Exchange Commission

August 13, 2020

Please contact Ross M. Leff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4947, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Teva Pharmaceutical Industries Limited

By:	/s/ Eli Kalif
Name:	Eli Kalif
Title:	Executive Vice President and Chief Financial Officer

Teva Pharmaceutical Finance Netherlands II B.V.

By:	Teva Pharmaceuticals Europe B.V.,
its Managing Director

By:	/s/ David Vrhovec
Name:	David Vrhovec
Title:	Managing Director

By:	/s/ Tomer Amitai
Name:	Tomer Amitai
Title:	Managing Director

Teva Pharmaceutical Finance Netherlands III B.V.

By:	Teva Pharmaceuticals Europe B.V.,
its Managing Director

By:	/s/ David Vrhovec
Name:	David Vrhovec
Title:	Managing Director

By:	/s/ Tomer Amitai
Name:	Tomer Amitai
Title:	Managing Director

cc:	Ross M. Leff

Kirkland & Ellis LLP